Exhibit 19.1

CURRENC GROUP INC.

INSIDER TRADING POLICY

This Insider Trading Policy (the “Policy”) governs transactions for insiders in the securities of Currenc Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Island (with its affiliates and subsidiaries, collectively, the “Company”).

The Company’s Board of Directors (the “Board”) has adopted this Policy to promote compliance with U.S. and other applicable securities laws that prohibit certain persons who are aware of material non-public information (“MNPI”) about the Company from: (i) trading in securities of the Company; and/or (ii) providing MNPI to other persons who may trade on the basis of that information.

This Policy is designed to prevent insider trading or allegations of insider trading, to mitigate and reduce risks thereof, and to protect the Company’s reputation for integrity and ethical conduct.

What is Insider Trading?

Insider trading occurs when a person:

1.	uses MNPI to make decisions
2.	to transact in (purchase, sell, give away, or otherwise trade) that company’s securities or to provide that information to persons who trade securities on the basis of that information (“tipping”).

The prohibitions against insider trading apply to trades, tips, and recommendations by virtually any person if the information upon which the transaction is based is “material” and “non-public.” The meaning of these terms is described in Part I, Sections 3(a) and 3(b) of this Policy.

Compliance Officer:

The Company has appointed Mr. Wan Lung Eng, CFO, as the “Compliance Officer” for the purposes of this Policy. The Compliance Officer’s duties include, but are not limited to, the following:

●	responsible for implementation, interpretation, and enforcement of this Policy;
●	overseeing and administering this policy (or appointing appropriate designee(s) to do so);
●	circulating this Policy to all board directors, employees, and any parties reasonably deemed to be insiders and ensuring that this Policy is amended as necessary to remain up to date;
●	pre-approving all trading in securities and the adoption of Rule 10b5-1 plans and “non-Rule 10b5-1 trading arrangements” (sometimes collectively referred to in this Policy as “Trading Plans”) by the Company’s officers and directors in accordance with the procedures set forth in Part II (see “Company Disclosures Regarding and Pre-Clearance of Trading Plans” below) of this Policy; and

●	developing and maintaining effective disclosure controls and procedures with respect to this Policy and a reporting system with an effective whistleblower protection mechanism.

All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

Overview of Policy:

This Policy is divided into two parts:

Part I, which prohibits trading in securities while aware of MNPI, applies to all officers of the Company (“Officers”), employees, and members of the Board (“Company Directors”) of the Company and their respective Immediate Family Members (as defined in Part I, Section 3(c) of this Policy, collectively “Restricted Persons”, individually, a “Restricted Person”); and

Part II, which sets forth additional trading restrictions and requirements, applies, as indicated to (i) Company Directors, (ii) Officers, (iii) any direct or indirect beneficial owner of ten percent (10%) or more of any of the Company’s registered securities of any class, (iv) other persons designated by the Board or the Compliance Officer as being subject to those policies and procedures (collectively, the “Trading Insiders”) and (v) any other employees of the Company designated from time to time by the Compliance Officer as described in Part I, Section 4 of this Policy as being subject to these procedures and policies.

PART I – APPLICABLE TO ALL RESTRICTED PERSONS

1. Transactions That Are Covered. Part I of this Policy applies to all transactions by Restricted Persons in (i) the Company’s shares, options to transact in shares, restricted shares awards and derivative securities, whether or not issued by the Company such as exchange-traded put or call options or swaps relating to securities issued by the Company (collectively referred to in this Policy as “Company Securities”), and (ii) the securities of any other company at any time when a Restricted Person becomes aware of MNPI about such company that could affect the price or value of that company’s securities.

2. No Trading While in Possession of MNPI. A Restricted Person who is aware of material non-public (as the terms “material” and “non-public” are described in Part I, Sections 3(a) and (b) below) information relating to the Company or Company Securities may not, directly or indirectly, through Immediate Family Members (as defined below) or through Controlled Entities (as defined below):

(a) engage in transactions in Company Securities except as specified under the headings “Transactions Under Company Plans” and “Mutual Fund Transactions; Gifts” below and, when applicable, transactions that are executed pursuant to Trading Plans pre-approved in accordance with the procedures set forth in Part II (see “Company Disclosures Regarding and Pre-Clearance of Trading Plans” below) of this Policy;

(b) recommend that any person or entity purchase or sell any Company Securities; or

(c) disclose that information to (or ‘tip’) persons within the Company whose jobs do not require them to have that information (‘need-to-know’), or to persons outside the Company, including Immediate Family Members, friends, business associates, investors, analysts, and other outside parties unless required by law or regulation. Restricted Persons should treat all information concerning the Company and/or its business plans as confidential and proprietary to the Company, given that even inadvertent disclosure of confidential or inside information may expose the Company and a Restricted Person to risk of investigation and litigation.

In addition, a Restricted Person who learns MNPI about another company (whether or not publicly traded) with which the Company does business (such as the Company’s customers, suppliers, or competitors, or companies with which the Company may be negotiating major transactions, such as an acquisition, investment or sale), may not purchase or sell any securities of that company until the information becomes public or is no longer material.

3. Definitions and Other Interpretive Provisions. The following terms, when used in this Policy (including both Part I and Part II) shall have the following respective meanings and/or be interpreted as follows:

(a) “Material”. Insider trading restrictions apply when information of which a Restricted Person is aware is both “material” and “non-public.” Information generally is regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect (i) a security’s market price (positively or negatively), or (ii) an investor’s decision to buy, sell or hold securities.

Materiality, however, involves a relatively low threshold and there is no bright line standard for assessing materiality. Instead, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. The key question to ask is “is the information likely to influence a securities transaction decision?”

It is not possible to list every situation in which information would be considered “material”, however the following items are examples of information that likely would be regarded as material:

●	significant changes in a company’s prospects (for example, product success or failure);
●	significant write-downs in assets or increases in reserves for potential liabilities;
●	developments regarding significant litigation or government investigations;
●	significant loan credit quality or liquidity problems;
●	changes in earnings estimates or unusual gains or losses in major operations;
●	major changes in a company’s management or the board of directors;
●	changes in dividends or dividend policy, the declaration of a share split or dividend, or an offering of additional securities;
●	extraordinary borrowings;
●	major changes in accounting methods or policies;
●	award or loss of a significant contract, customer or vendor;
●	a significant cybersecurity incident, such as a data breach or any other significant disruption in the company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;
●	changes in debt ratings;

●	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;
●	proposals, plans or agreements, even if preliminary in nature, involving share repurchases, redemptions, surrenders and other similar transactions;
●	proposals, plans or agreements, even if preliminary in nature, involving share capital restructures; and
●	proposals, plans or agreements, even if preliminary in nature, involving changes to the memorandum or articles of association of the Company.

If unsure about the materiality of any information, please consult with the Compliance Officer.

(b) “Non-public”. As stated, insider trading restrictions apply when a Restricted Person is aware of information that is both “material” and “non-public.” The fact that information has been disclosed to a few members of the public, however, does not make it “public” for insider trading purposes. Information generally is considered to be disclosed to the public only if the information has been widely disseminated, such as through the issuance of a press release distributed through a newswire service or making a filing with the Securities and Exchange Commission (“SEC”). By contrast, information would likely not be considered “public” or widely disseminated if it is only available to the Company’s employees or if it is only available to a select group of analysts, brokers or investors.

Additionally, information about the Company should not be considered “public” or fully absorbed by the public market place until the second (2nd) business day after the information was publicly disclosed. If, for example, a Restricted Person was aware of MNPI and the Company were to make an announcement publicly disclosing that information on a Monday, the Related Person may not trade in Company Securities before Wednesday. For this reason, be aware of when such information is disseminated and confirm/preclear all transactions in Company Securities with the Compliance Officer as appropriate.

If unsure as to the public nature of any information, please consult with the Compliance Officer.

(c) “Immediate Family Members”. This Policy applies to a Restricted Person’s family members who reside with the Restricted Person (which may include a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in the Restricted Person’s household, and any family members who do not live in the Restricted Person’s household but whose transactions in Company Securities are directed by the Restricted Person or are subject to the Restricted Person’s influence or control, such as when the Restricted Person is a trustee or holds a power of attorney for parents or children or when any of those persons consult with the Restricted Person before they trade in Company Securities (collectively referred to as “Immediate Family Members”). Restricted Persons are responsible for the securities transactions of their Immediate Family Members and therefore should make them aware of the need to confer with the Restricted Person before the Immediate Family Member trades in Company Securities.

(d) Transactions by Entities that a Restricted Person Influences or Controls. This Policy applies to any entities that a Restricted Person influences or controls, including any corporations, partnerships, or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the Restricted Person’s own account.

4. Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known to persons other than Company Directors, Officers and Trading Insiders. In that situation, the Company’s Compliance Officer may notify any Restricted Person (irrespective whether that person is a Company Director, Officer or Trading Insider) who has knowledge of the event that they may not trade in Company Securities so long as the event or information about the event remains material and non-public. During such time, that person so designated also may be subject to certain of the restrictions set forth in Part II of this Policy. The existence of an event-specific trading restriction period will not be announced to the Company as a whole and its existence should not be communicated to any other person. Furthermore, even if a person is not designated by the Compliance Officer as someone who may not trade due to an event-specific restriction, a Restricted Person nevertheless may not trade in Company Securities while aware of MNPI.

5. Exempt Transactions. This Policy does not apply to and does not prohibit any of the following:

(a) Share Option Exercises. Exercising employee share options granted under any of the Company’s plans for cash or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option or deliver previously acquired Company shares to satisfy tax withholding requirements. However, the market sale of any shares issued on the exercise of Company-granted share options and any cashless exercise of Company-granted share options are subject to trading restrictions under this Policy.

(b) Restricted Share Awards. Vesting of restricted shares, or the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to vesting or surrender previously-acquired shares in the capital of the Company to satisfy tax withholding requirements upon the vesting of any restricted shares. This Policy does apply, however, to any market sale of restricted shares after it vests or is acquired.

6. Mutual Fund Transactions; Bona fide Gifts. This Policy does not apply to and does not prohibit transactions in mutual funds that may be invested in Company Securities. Further, although bona fide gifts (a gift that is not required or inspired by any legal duty or that is in any sense a payment to settle a debt or other obligation, and is not made with the thought of reward for past services or hope for future consideration) generally would not be subject to this Policy because they do not involve an “offer” or a “sale” of securities, the SEC has stated that a donor of securities violates Rule 10b-5 if the donor makes a gift of securities while in possession of MNPI about those securities or the issuer of those securities, and knew or was reckless in not knowing that the donee would sell the securities before the disclosure of the information. This is often the case with gifts to charities, which are likely to immediately sell the donated securities. Please consult with the Compliance Officer for any questions regarding gifts of securities.

7. Post-Termination Transactions. This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of MNPI when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. It is the responsibility of the individual, even after termination, to ensure at what point he or she may trade in the Company Securities.

8. Violations of Insider Trading Laws.

(a) Legal Penalties. The purchase or sale of securities while aware of MNPI, or the disclosure of MNPI to others who then trade in Company Securities, is prohibited by federal and state securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Department of Justice and state enforcement authorities. Punishment for insider trading violations is severe – persons can be sentenced to substantial jail terms and required to pay criminal penalties equal to several times the amount of profits gained (or the losses avoided) by the transaction. Restricted Persons who tip others may also be liable for transactions by the tippees to whom the Restricted Person disclosed MNPI. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit monetarily from the transaction.

(b) Company-Imposed Penalties. In addition to legal penalties, Restricted Persons who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause.

9. Availability; Annual Acknowledgement. This Policy will be available on the Company’s website. All Company Directors, Officers and Trading Insiders are required to acknowledge this Policy annually through procedures established by the Compliance Officer.

10. Inquiries. Insider trading laws are complicated and the foregoing is only a summary of certain requirements and prohibitions. Any person who has questions regarding any of the provisions of this Policy, the application of insider trading laws or the application of this Policy to any proposed transaction should contact the Compliance Officer: Mr. Wan Lung Eng, the Chief Financial Officer, at cosec@currencgroup.com.

PART II – ADDITIONAL RESTRICTIONS APPLICABLE TO DIRECTORS/OFFICERS, TRADING INSIDERS AND PERSONS SUBJECT TO EVENT-SPECIFIC TRADING RESTRICTIONS

In addition to the restrictions contained in Part I, the Company has established the additional procedures and policies in this Part II to further assist it in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading, and to avoid the appearance of any impropriety. One or more of the additional procedures and policies in this Part II are applicable, as indicated, only to the following persons (collectively referred to in this Part II as “Insiders”):

●	Company Directors;
●	Officers;
●	any direct or indirect beneficial owner of ten percent (10%) or more of any of the Company’s registered securities of any class;
●	Trading Insiders;
●	Other employees of the Company designated from time to time by the Compliance Officer pursuant to Part I, Section 4 of this Policy as being subject to these procedures and policies; and
●	Any Immediate Family Members and Controlled Entities of any of the persons listed above.

Rule 3a12-3 under the Exchange Act exempts securities registered by a Foreign Private Issuer, or FPI, from Section 16 of the Exchange Act. Accordingly, any beneficial owners of five percent (5%) or more the Company registered securities of any class who are subject to the reporting and liability provisions of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder (collectively the “Section 13(d) Individuals”) are not subject to the short-swing profit limits set forth in Section 16(b), nor are they required to comply with the Section 16(a) reporting requirements.

Requirements for Trading Plans

1. Rule 10b5-1 Plans. Exchange Act Rule 10b5-1(c) provides an affirmative defence to allegations of illegal insider trading liability under Exchange Act Rule 10b-5. In order to rely on this defence, a person, before becoming aware of MNPI, must have:

●	entered into a binding contract to purchase or sell securities;
●	instructed another person to purchase or sell securities for the instructing person’s account; or
●	adopted a written plan for trading securities (a “Rule 10b5-1 Plan”).

A Rule 10b5-1 Plan must either:

●	specify the amount, pricing, and timing of transactions;
●	include a formula or algorithm for determining the amount, price and timing of transactions; or
●	delegate discretion on these matters to an independent third party and not permit the person adopting the Rule 10b5-1 Plan to exercise any subsequent influence over how, when or whether to effect purchases or sales of securities.

A Rule 10b5-1 Plan must be entered into and operated in good faith and not as part of a plan or scheme to evade the prohibitions of the U.S. federal securities laws. All persons are prohibited from maintaining “overlapping” plans and, except in limited circumstances, having more than one “single-trade” plan during a twelve (12)-month period. Anyone adopting a Rule 10b5-1 Plan also is required to observe a “cooling off” period (a delay from the date that a plan is adopted or modified until the first trade can be made under the plan). Persons other than Company Directors and Officers must observe a thirty (30)-day “cooling off” period from the date of adoption or modification of a Rule 10b5-1 Plan. Company Directors and Officers are required to observe a “cooling off” period with respect to Rule 10b5-1 Plans that expires on the later of:

●	Ninety (90) days following adoption or modification of the plan; and
●	Two (2) business days after disclosure of the Company’s financial results in a Form 20-F or Form 6-K (but, in any event, this required “cooling off” period is subject to a maximum of 120 days after the adoption of the pre-established Trading Plan.

Any Rule 10b5-1 Plan adopted by a Company Director or Officer also must include a certification that, at the time of adoption (or modification) of the plan, the person adopting or modifying the plan is not aware of MNPI about the Company or Company Securities and that the plan is being adopted in good faith and not to evade the prohibitions of Rule 10b5-1.

2. Non-Rule 10b5-1 Trading Arrangements. A “non-Rule 10b5-1 trading arrangement” is a written arrangement for trading in securities, adopted at a time when the individual adopting the arrangement asserts that he or she is not aware of MNPI, and that:

●	specifies the amount of securities to be bought or sold as well as the price and date on which they are to be bought or sold,
●	includes a written formula or algorithm for determining the amount of securities to be bought and sold and the price at which to buy or sell, or
●	does not allow the individual to otherwise influence the transaction.

The SEC explained that inclusion of the concept of “non-Rule 10b5-1 trading arrangement” was designed to limit the ability of directors and officers to avoid the disclosure obligations relating to Rule 10b5-1 plans by asserting defences to liability under Section 10(b) pursuant to plans that do not fully satisfy amended Rule 10b5-1(c) (e.g., shorter “cooling off” period than required; lack of certification).

Additional Procedures Applicable to All Insiders

1. Blackout Periods. All Insiders (as defined above) are prohibited from trading in Company

Securities during blackout periods as defined below.

(a) Window Periods. Trading in Company Securities is prohibited during periods other than the Window Periods, as defined below (the “Blackout Periods”).

Insiders may only conduct transactions in Company Securities during the “Window Period,” which begins on the second (2nd) business day following the public release of the Company’s annual or six-month earnings, and ends at the close of trading fifteen (15) calendar days prior to the end of June and December. For purposes of this Policy, a public release may come either in the form of a mandatory filing requirement that becomes publicly accessible, a public press release, or any other means of public transmission. Please be aware of the public release date of the Company’s earnings and confirm/preclear any trades with the Compliance Officer as per this policy.

(b) Event-Driven Blackout Periods. From time to time, Event-Specific Trading Restriction Periods may be imposed during what otherwise would be a Window Period – see “Event-Specific Trading Restriction Periods” in Part I, Section 4 of this Policy.

(c) Exceptions. The prohibitions on trading during Blackout Periods and Event-Driven Blackout Periods do not apply to and do not prohibit transactions identified in Part I of this Policy under the headings “Transactions Under Company Plans” nor does it apply to or prohibit transactions in mutual funds or bona-fide gifts as described in “Mutual Fund Transactions; Gifts” As indicated, however, with respect to gifts, Insiders should ensure that any gifts are, indeed, bona fide and are not being made while in possession of MNPI, with the knowledge that the donee would sell the securities before the disclosure of the information. The prohibitions on trading during Blackout Periods and during Event-Driven Blackout Periods also would not apply to transactions (including gifts) that are executed pursuant to pre-approved Trading Plans. See “Company Disclosures Regarding and Pre-Clearance of Trading Plans” below.

2. Special and Prohibited Transactions; Anti-Hedging Policy: The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if Insiders engage in certain types of transactions. Therefore, Insiders may not engage in any of the following transactions:

(a) Trading in Company Securities on a Short-Term Basis. Because short-term trading in Company Securities may give the appearance that an Insider is trading based on material, non-public information, any Company Securities purchased in the open market must be held for a minimum of six months.

(b) Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits Officers, Company Directors, and Section 13(d) Individuals from engaging in short sales. However, Section 13(d) Individuals are not subject to the short-swing profit limits set forth in Section 16(b), as Rule 3a12-3 under the Exchange Act exempts securities registered by an FPI from Section 16 of the Exchange Act.

(c) Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. Such transactions may permit a person to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company’s other shareholders. Therefore, this Policy prohibits hedging transactions.

(d) Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of MNPI or otherwise is not permitted to trade in Company Securities, this Policy prohibits the holding of Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan, unless specifically permitted by the Compliance Officer.

3. Company Disclosures Regarding and Pre-Clearance of Trading Plans.

(a) Quarterly Company Disclosures. The Company, must disclose whether, during the most recently completed fiscal quarter, any Company Director or Officer adopted, modified or terminated a Trading Plan (i.e., a Rule 10b5-1 Plan or a “non-Rule 10b5-1 trading arrangement”) and, if so, certain specified information about the Trading Plan.

(b) Pre-clearance of Trading Plans Required. Company Directors and Officers intending to adopt, modify or terminate a Trading Plan must notify the Compliance Officer of that intention. In the case of the adoption or modification of a Trading Plan, the Trading Plan or any modification to an existing Trading Plan must be submitted to the Compliance Officer for approval five (5) business days before the planned effective date of the adoption or modification. Once a Trading Plan is approved and adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date(s) of the trade and, as indicated, must notify the Compliance Officer of any modification or termination of that Trading Plan.

4. Pre-Clearance Procedures for Transactions Other than Pursuant to Trading Plans.

(a) Purpose. Because Company Directors, Officers and Trading Insiders must preclear all transactions in Company securities at all times. These parties are likely to obtain MNPI on a regular basis and must refrain from trading Company Securities other than pursuant to approved Trading Plans, even during a Window Period until they first obtain pre-clearance for the transactions from the Compliance Officer.

(b) The above restriction applies to both direct and indirect transactions as well as transfers, gifts, pledges or loans of) any Company Securities at any time without first obtaining prior clearance from the Compliance Officer. These procedures also apply to transactions by Immediate Family Members. It is the responsibility of the Company Director, Officer, and/or Trading Insider to ensure that their Immediate Family Members comply with this policy.

(c) Time to Request. Submit a request for pre-clearance to the Compliance Officer at least five (5) business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she must refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction. The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading five (5) business days following the day on which it was granted. All trades must be executed through a broker, unless otherwise approved by the Compliance Officer and a broker confirmation of the trade must be provided to the Company. If the pre-cleared trade is not effected within the five (5) business day period, a new pre-clearance request must be submitted for the proposed transaction.

(d) Exceptions. The Pre-Clearance Procedures do not apply to transactions identified in Part I of this Policy under the headings “Transactions Under Company Plans” and “Mutual Fund Transactions; Gifts.” The Pre-Clearance Procedures also do not apply to trades made pursuant to Trading Plans (or any modifications) that have been approved as described above in “Company Disclosures Regarding and Pre-Clearance of Trading Plans.”

Sales of “Control” and Restricted Shares Pursuant to Rule 144.

Company Directors and Officers also are generally subject to certain trading restrictions under Rule 144 promulgated under the Securities Act.

Such persons may sell no more than one percent (1%) of the outstanding shares during any three-month period and must file a Form 144. The Company will also assist Company Directors and Officers with the reporting requirements for sales under Rule 144. Questions about Rule 144 should be addressed to the Compliance Officer before the consummation of a transaction.